UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 8, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

The Medicines Company
File No. 333-37404 - CF#21813

The Medicines Company submitted an application under rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on May 19, 2000 and Form S-1/A dated August 4, 2000.

Based on representations by The Medicines Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.6	through May 12, 2011
Exhibit 10.7	through May 12, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel